Exhibit (a)(1)(M)

June 1, 2005

Re: Emmis Communications Corporation Employee Stock Purchase Plan (“ESPP”)

Dear ESPP Participant:

Emmis Communications Corporation (the “Company”) has announced an offer to purchase for cash up to 20,250,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its Class A common stock, $0.01 par value per share (the “Shares”), at a price not greater than $19.75 nor less than $17.25 per Share, net to the seller in cash, without interest (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which are enclosed, as amended or supplemented from time to time.

As a participant in the Company’s ESPP, you may tender Shares held in your ESPP account at Computershare Trust Co., Inc.

If you do not wish to tender any portion of the Shares held in your ESPP account, you do not need to take any action. If you would like to tender some or all of the Shares held in your ESPP account, you must complete the enclosed Letter of Transmittal attached to the Offer documents and return it to Wachovia Bank, N.A. (who is acting as the Depositary for the Offer) by 12:00 P.M. (NOON), NEW YORK CITY TIME, ON FRIDAY, JUNE 10, 2005, unless the Offer is extended by the Company. Further, as more fully described in the Offer to Purchase and the related Letter of Transmittal, tenders will be deemed irrevocable unless timely withdrawn. If you submit a Letter of Transmittal to tender Shares held in your ESPP account, and subsequently decide to change your instructions or withdraw your tender of Shares, you may do so by submitting a new Letter of Transmittal, which will only be effective if received by 12:00 P.M. (Noon), New York City Time, on Friday, June 10, 2005 by Wachovia Bank, N.A.